                                    FORM N-8F

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1.   Reason fund is applying to  deregister  (check only one; for  descriptions, see Instruction 1 above):

     [ ]  Merger

     [ ]  Liquidation

     [X]  Abandonment of Registration

          (Note:  Abandonments of  Registration  answer only questions 1 through
          15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a Business Development Company

          (Note:  Business Development Companies answer only questions 1 through
          10 of this form and complete verification at the end of the form.)

2.   Name of fund: First Fiduciary Trust (the "Trust")

3.   Securities and Exchange Commission File No.: 811-21445.

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [X]  Initial Application       [ ]     Amendment

5.   Address of Principal  Executive Office (include No. & Street,  City, State,
     Zip Code):

          442 W. 47th St.
          Kansas City, MO 64112

6.   Name,  address and telephone  number of  individual  the  Commission  staff should contact with any questions regarding this form:

          Bradley A. Bergman
          442 W. 47th St.
          Kansas City, MO 64112
          (913) 696-0100

7.   Name,  address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

          Bradley A. Bergman
          442 W. 47th St.
          Kansas City, MO 64112
          (913) 696-0100

          NOTE:  Once  deregistered,  a fund is still  required to maintain  and preserve  the  records  described  in Rules  31a-1  and  31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end                  [ ]     Closed-end

10.  State law under which the fund was  organized  or formed  (e.g.,  Delaware,
     Massachusetts):

          The Fund is a statutory  trust  created under the laws of the state of
          Delaware.

11.  Provide  the  name  and  address  of each  investment  adviser  of the fund
     (including  sub-advisers)  during the last five  years,  even if the fund's contracts with those advisers have been terminated:

          The Trust had abandoned its  registration  statement  before it became effective  under the Securities  Act of 1933, as amended  ("Securities
          Act").  The Trust was registered  under the Investment  Company Act of
          1940, as amended,  upon the filing of the Trust's Form N-8A on October
          14, 2003.  The Trust also filed a Form N-1A on October 14,  2003,  but thereafter  abandoned its  registration  statement and registration of its shares and was never deemed  effective under the Securities Act by the SEC. Thus, the Trust and the series never commenced operations and never executed an investment advisory contract with any entity.

12.  Provide  the name and  address of each  principal  underwriter  of the fund during  the last  five  years,  even if the  fund's  contracts  with  those underwriters have been terminated:

          The Trust had abandoned its  registration  statement  before it became effective under the Securities Act. The Trust was registered under the
          Investment  Company Act of 1940,  as  amended,  upon the filing of the
          Trust's  Form N-8A on October  14,  2003.  The Trust also filed a Form
          N-1A on October 14, 2003,  but thereafter  abandoned its  registration statement  and  registration  of  its  shares  and  was  never  deemed effective under the Securities Act by the SEC. Thus, the Trust and the series  never  commenced  operations  and never  executed a  principal underwriting contract with any entity.

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14.  Is there a UIT  registered  under  the Act that  served  as a  vehicle  for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes                       [X]     No

          If Yes, for each UIT state:

          Name:

          File No.:

          Business Address:

15.  (a)  Did the fund obtain  approval  from the board of directors  concerning the  decision to engage in a Merger,  Liquidation  or  Abandonment  of
          Registration?

          [X]   Yes                 [ ]     No

          If Yes,  state the date on which the board vote took place:  April 12,
          2007

          If No, explain:

     (b)  Did the fund obtain  approval  from the  shareholders  concerning  the decision  to  engage  in  a  Merger,  Liquidation  or  Abandonment  of
          Registration?

          [ ]   Yes                 [X]     No

          If Yes, state the date on which the shareholder vote took place:

          If  No,  explain:   The  series  of  the  Trust  have  never  had  any
          shareholders.  The  Trust had  abandoned  its  registration  statement before it became  effective  under the  Securities  Act. The Trust was registered under the Investment Company Act of 1940, as amended,  upon the filing of the  Trust's  Form N-8A on October 14,  2003.  The Trust
          also filed a Form N-1A on October 14, 2003, but  thereafter  abandoned its  registration  statement and was never deemed  effective under the
          Securities  Act by the SEC.  Thus,  the  Trust  and the  series  never commenced operations and never sold shares to any shareholders.

II.  Distributions to Shareholders

16.  Has the fund  distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [ ]  Yes                       [ ]     No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

     (b)  Were the distributions made on the basis of net assets?

     [ ]  Yes                       [ ]     No

     (c)  Were the distributions made pro rata based on share ownership?

     [ ]  Yes                       [ ]     No

     (d)  If No to (b) or (c) above,  describe  the method of  distributions  to shareholders.  For  Mergers,  provide the exchange  ratio(s)  used and explain how it was calculated:

     (e)  Liquidations   only:  Were  any  distributions  to  shareholders  made
          in-kind?

     [ ]  Yes                       [ ]     No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:

          Has the fund issued senior securities?

     [ ]  Yes                       [ ]     No

          If  yes,  describe  the  method  of  calculating  payments  to  senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [ ]  Yes                       [ ]     No

          If No,

     (a)  How many  shareholders  does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19.  Are there  any  shareholders  who have not yet  received  distributions  in complete liquidation of their interests?

     [ ]  Yes                       [ ]     No

          If Yes,  describe  briefly the plans (if any) for  distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.  Does the fund have any  assets  as of the date  this  form is  filed?  (See question 18 above)

     [ ]  Yes                       [ ]     No

          If Yes,

     (a)  Describe the type and amount of each asset  retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

     [ ]  Yes                       [ ]     No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]  Yes                       [ ]     No

          If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b)  How does the  fund  intend  to pay  these  outstanding  debts or other liabilities?

IV.  Information About Event(s) Leading to Request for Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
          Liquidation:

          (i)  Legal expenses:

          (ii) Accounting expenses:

         (iii) Other  expenses  (list and  identify  separately):  printing and mailing costs:

          (iv) Total expenses (sum of lines (i)-(iii) above):

     (b)  How were those expenses allocated?

     (c)  Who paid those expenses?

     (d)  How did the fund pay for unamortized expenses (if any)?

23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes                       [ ]     No

          If yes, cite the release numbers of the Commission's  notice and order or, if no notice or order has been  issued,  the file  number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

         [   ]    Yes              [X]      No

          If Yes,  describe the nature of any  litigation or proceeding  and the position taken by the fund in that litigation:

25.  Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes                       [X]     No

          If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

     (c)  If the  merger or  reorganization  agreement  has been  filed with the
          Commission,  state  the file  number(s),  form  type used and date the agreement was filed:

     (d)  If the merger or reorganization  agreement has not been filed with the
          Commission,  provide a copy of the  agreement  as an  exhibit  to this form.

                                  VERIFICATION

The undersigned  states that (i) he has executed this Form N-8F  application for an order under Section 8(f) of the  Investment  Company Act of 1940 on behalf of the Fund,  (ii) he is the  President  of the Fund,  and  (iii)  all  actions  by
shareholders,   trustees,   and  any  other  body  necessary  to  authorize  the
undersigned to execute and file this Form N-8F  application have been taken. The undersigned  also states that the facts set forth in this Form N-8F  application are true to the best of his knowledge, information and belief.

                                            /s/ Bradley A. Bergman
                                            Bradley A. Bergman, President